ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

5 December 2002

03003021

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 4 December 2002, Re: Notice of Extraordinary General Meeting for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

THAM TUCK CHUEN
Secretary

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/14

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 04-12-2002 06:10:26 PM
Reference No AA-021204-7E0E3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Tham Tuck Chuen**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 19 December 2002 at 9.15 am or immediately after the Twenty-Fourth Annual General Meeting of the Company scheduled to be held on the same day at 9.00 am, whichever shall be the later, for the purpose of considering and, if thought fit, passing the following Ordinary Resolution :

Ordinary Resolution
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

That approval be given for the Company and its subsidiaries to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as detailed in the Circular to Shareholders of the Company dated 4 December 2002 subject to the following :

i) the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii) disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until :

i) the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

ii) the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii) revoked or varied by resolution passed by the shareholders in general meeting;

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary 04 DEC 2002

[redacted]

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
4 December 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

04 DEC 2002